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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _________)*

                         OXBORO MEDICAL INTERNATIONAL, INC.
                                  (NAME OF ISSUER)

                            COMMON STOCK $.01 PAR VALUE
                           (TITLE OF CLASS OF SECURITIES)

                                    691384 10 1
                                   (CUSIP NUMBER)


                         Oxboro Medical International, Inc.
                      Employee Stock Ownership Plan and Trust
                              13828 Lincoln Street NE
                             Ham Lake, Minnesota  55304
                                   (612) 755-9516
           -------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                  Communications)

                                  January 16, 1998
        -------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                    SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 2 of _____ pages,
                                                   including exhibits
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Oxboro Medical International, Inc. Employee Stock Ownership Plan and Trust
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                      (b) /X/

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

   SC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)

   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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                           7   SOLE VOTING POWER
        NUMBER OF
          SHARES               219,596
                           -----------------------------------------------------
                           8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY              75,327
                           -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
           EACH
        REPORTING              219,596
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
          PERSON
           WITH                75,327
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     219,596
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

     75,327 shares vested in the participants of the Employee Stock Ownership Plan and Trust
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1 percent. Based upon 2,658,942 shares outstanding, including the shares reported in Row 11
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14   TYPE OF REPORTING PERSON*

     EP
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                                          2
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                                    SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 3 of _____ pages,
                                                   including exhibits
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ITEM 1.  SECURITY AND ISSUER

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive officers of the issuer of such securities.

     Common Stock, $.01 par value
     Oxboro Medical International, Inc.
     13828 Lincoln Street  N.E.
     Ham Lake, Minnesota 55304


ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:

          Oxboro Medical International, Inc. Employee Stock Ownership Plan and Trust (the "Plan")

     (b)  Business address:

          13828 Lincoln Street NE, Ham Lake, Minnesota  55304

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Employee Stock Ownership Plan and Trust of subject company, 13828 Lincoln Street NE, Ham Lake, Minnesota 55304

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          N/A.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          N/A.

     (f)  Citizenship:

          N/A.


                                          3
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                                    SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 4 of _____ pages,
                                                   including exhibits
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Plan purchased 80,000 shares of common stock of the Issuer on January 15, 1998. The purchase price of $88,000.00 was paid with an advance made to the Plan by the Issuer, evidenced by a promissory note that provides for payment of the principal amount in ten annual installments, commencing in January 1999, together with all interest accrued and unpaid as of the date of payment, and interest at an annual rate of 6%.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition was to benefit the Plan participants and secondarily in response to a solicitation of proxies in opposition to management in connection with the 1998 Annual Meeting. Mr. Rasmusson, the Trustee of the Plan, will vote all shares not voted by the participants and all shares he holds (including shares he may acquire after the record date for the meeting, to the extent that he obtains proxies for such shares) in favor of management proposals and nominees to the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number and percentage of the class of securities beneficially owned:

          294,923 shares of Common Stock, including 75,237 vested shares, representing 11.1% of the total shares of the Issuer outstanding as of January 16, 1998, as disclosed in the Issuer's definitive proxy statement dated February 4, 1998, are held on behalf of the participants.

     (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

          Larry A. Rasmusson, Trustee of the Employee Stock Ownership Plan and Trust, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 219,596 shares. The Trustee has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 75,327 vested shares.

     (c)  Transactions in the securities effected during the past sixty days:

          The reporting person acquired 80,000 shares of the common stock of the issuer on January 15, 1998 for a purchase price of $1.10 per share.

     (d) Except for participant's rights as to vested shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

          N/A.

                                          4
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                                    SCHEDULE 13D

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CUSIP No. 691384 10 1                              Page 5 of _____ pages,
                                                   including exhibits
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Term Loan Agreement dated January 16, 1998 by and between the Plan and Company.

     2.   Promissory Note dated January 16, 1998.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 10, 1998                       /s/ Larry A. Rasmusson, Trustee
-----------------------------           ----------------------------------------
          Date                                     Larry A. Rasmusson, Trustee
                                                            Signature


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